Exhibit 12.1

	Six Months ended June 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	unaudited

Earnings:
Pretax income before preferred shares from continuing operations	$24,668,502	$79,045,303	$49,752,614	$25,167,380	$6,336,588	($3,314,694)
Fixed charges	22,312,326	42,809,788	30,450,471	36,486,361	45,450,398	79,640,808

Total earnings before fixed charges and preferred shares	$46,980,828	$121,855,091	$80,203,085	$61,653,741	$51,786,986	$76,326,114

Fixed Charges:
Interest (expensed and capitalized)	19,793,016	38,027,275	27,043,926	31,876,054	41,369,137	76,490,096

Amortized premiums, discounts and capitalized expenses related to indebtedness	2,505,611	4,765,109	3,387,123	4,590,397	4,058,255	3,128,657
Estimate of interest within rental expenses	13,699	17,404	19,422	19,910	23,006	22,055

Total fixed charges	22,312,326	42,809,788	$30,450,471	$36,486,361	$45,450,398	$79,640,808

Preferred stock dividend	$3,110,610	$1,243,971	$0	$0	$0	$0

Ratio of earnings to combined fixed charges (1)	2.11	2.85	2.63	1.69	1.14	0.96
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.85	2.77	2.63	1.69	1.14	0.96

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.